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                                                           OMB APPROVAL
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------                                              OMB Number: 3235-0362
FORM 5                                              Expires:  September 30, 1998
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                                                    hours per response .... 1.0
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/ / Check box if no          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                     WASHINGTON, D.C. 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                        Exchange Act of 1934,
/ / Form 3 Holdings                 /Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/ / Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Quazzo, Stephen R.                            Starwood Hotels & Resorts Worldwide, Inc./    to Issuer (Check all applicable)
                                                  Starwood Hotels and Resorts
                                                  HOT                                            X  Director         10% Owner
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  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for          Officer (give    Other (Specify
   Transwestern Investment Company, LLC           Number of Reporting        Month/Year         ----        title ---       below)
   150 N. Wacker,                                 Person (Voluntary)                                        below)
   Suite 800                                                                 December 1999
-------------------------------------------                               ------------------- 7. Individual or Joint/Group Reporting
                 (Street)                                                 5. If Amendment,       (Check Applicable Line)
Chicago           IL                60606                                    Date of Original     X
                                                                             (Month/Year)        ---- Form filed by One Reporting
-------------------------------------------                                                           Person
  (City)           (State)           (Zip)
                                                                                                 ---- Form filed by More than One
USA                                                                                                   Reporting Person
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                                               TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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    Shares(1)                      03/31/99    A(2)         565    A          $22.1250                       I              (3)
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    Shares(1)                      06/30/99    A(2)         565    A          $22.1250                       I              (3)
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    Shares(1)                      09/30/99    A(2)         565    A          $22.1250                       I              (3)
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    Shares(1)                      12/31/99    A(2)         565    A          $22.1250                       I              (3)
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                                                                                         9,566               I              (3)
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                                                                                           300               D
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                                                                                           397               I             Spouse
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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)
                                                                                                                      SEC 2270(7-96)
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Option to Purchase Shares(1)  $29.7500    06/30/99   A(4)       4,500         06/30/99 06/30/09  Shares(1) 4,500
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
                             9. Number of           10. Ownership               11. Nature of
                                Derivative              of Derivative               Indirect
                                Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (l)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Option to Purchase Shares(1)    4,500                     D
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Explanation of Responses:

Reporting Person       Quazzo, Stephen R.
Issuer Name            Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts
Address                Transwestern Investment Company, LLC
                       150 N. Wacker,
                       Suite 800
                       Chicago, IL 60606
                       USA

Identification Number
(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and
Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust
Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Shares and one Trust Share.

(2) Under the terms of Starwood's long-term incentive plan (the "LTIP"), certain eligible Directors of Starwood receive quarterly grants of Shares in an amount specified by the LTIP.

(3) Annual Grants granted to Reporting Person but registered to Stephen R. Quazzo Trust of which the Reporting Person is the settler and over which he exercises some investment control.

(4) Under the terms of Starwood's LTIP, certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/  Stephen R. Quazzo           2/1/00
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                                                                      SEC 2270(7-96)

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